SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

BIONOVO, INC.
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

53223Y 10 5
(CUSIP NUMBER)

ROBERT H. COHEN, ESQ.
GREENBERG TRAURIG, LLP
200 PARK AVENUE
NEW YORK, NEW YORK 10166
TEL.: (212) 801-9200
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

January 29, 2007
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-l(e), 240.13d-1(f) or 240.13d-1 (g), check the following box [ ].

SCHEDULE 13D/A

CUSIP NO. 53223Y 10 5

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Mary Tagliaferri

(2)	Check the Appropriate Box if a Member of a Group (a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 9,601,094
(8) Shared Voting Power 0
(9) Sole Dispositive Power 9,601,094
(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person - 9,601,094 shares of Common Stock

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13)	Percent of Class Represented by Amount in Row (11) 18.75%

(14)	Type of Reporting Person IN

This Amendment No. 1 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2005 (the “Schedule 13D”) by Mary Tagliaferri, M.D., with respect to shares of common stock, $0.0001 par value, of Bionovo, Inc., a Delaware corporation with its principal executive offices located at 5858 Horton Street, Suite 375, Emeryville, CA 94608 (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The response to Item 5 is hereby amended and restated as follows:

(a) - (c) As of the date of this Amendment, Dr. Tagliaferri beneficially owned in the aggregate 9,601,094 shares of Common Stock, constituting approximately 18.75% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 51,190,874 shares outstanding on September 30, 2006, as set forth in the Issuer’s most recent report on form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006). Dr. Tagliaferri has sole voting and dispositive power with respect to the 9,601,094 shares of Common Stock held directly by her.

Dr. Tagliaferri has disposed of shares of Common Stock during the last 60 days, in a private sale, as follows:

Name	Date	Number of Shares	Price Per Share

Mary Tagliaferri	January 29, 2007	250,000	$1.60

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: February 21, 2007

/s/ Mary Tagliaferri
Mary Tagliaferri